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                                                                    EXHIBIT 77D

RIVERSOURCE SHORT TERM INVESTMENTS SERIES, INC.
FOR COLUMBIA SHORT-TERM CASH FUND (FORMERLY KNOWN AS RIVERSOURCE SHORT-TERM CASH
FUND)

At a Board meeting held on April 8, 2010, the Board approved a resolution to approve the amended Funds' Rule 2a-7 Policy and Procedures, including the change to the Fund's non-fundamental policy regarding acquisition of illiquid securities to prohibit the Fund from acquiring securities that are illiquid if after they are acquired, the Fund would have invested more than 5% of its total assets in illiquid securities.